UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 3, 2017 (July 31, 2017)

EQT CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	1-3551	25-0464690
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222

(Address of principal executive offices, including zip code)

(412) 553-5700

(Registrant’s telephone number, including area code)

NONE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On July 31, 2017, EQT Corporation (the Company or EQT) amended and restated its existing unsecured $1,500,000,000 Amended and Restated Revolving Credit Agreement, dated as of February 18, 2014, among the Company, PNC Bank, National Association, as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other lenders and agents parties thereto, pursuant to that certain Second Amended and Restated Credit Agreement, dated as of July 31, 2017 (the Second Amended and Restated Credit Agreement), among the Company, PNC Bank, National Association, as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other lenders (the Lenders) and agents parties thereto.

Under the Second Amended and Restated Credit Agreement, the Company may obtain loans in an aggregate principal amount not to exceed $1,500,000,000 outstanding at any time.  From and after the closing of the Company’s previously announced acquisition of Rice Energy Inc. (the Rice Acquisition), subject to the satisfaction of certain conditions, the aggregate commitments of the Lenders under the Second Amended and Restated Credit Agreement will automatically increase to $2,500,000,000.  The Second Amended and Restated Credit Agreement matures on July 31, 2022 (the Stated Maturity Date), but the Company may request two one-year extensions of the Stated Maturity Date subject to satisfaction of certain conditions.

Under the terms of the Second Amended and Restated Credit Agreement, the Company can obtain Base Rate Loans (as defined in the Second Amended and Restated Credit Agreement) or Fixed Period Eurodollar Rate Loans (as defined in the Second Amended and Restated Credit Agreement) (Eurodollar Rate Loans).  Base Rate Loans are denominated in dollars and bear interest at a base rate plus a margin determined on the basis of the Company’s then current credit rating.  Eurodollar Rate Loans bear interest at a Eurodollar Rate (as defined in the Second Amended and Restated Credit Agreement) plus a margin determined on the basis of the Company’s then current credit rating.  The Company is obligated to repay the aggregate principal amount of any outstanding Base Rate Loans or Eurodollar Rate Loans on the earlier of the Stated Maturity Date or the effective date of any other termination, cancellation or acceleration of the Lenders’ commitments under the Second Amended and Restated Credit Agreement.  The Company may voluntarily prepay its borrowings, in whole or in part, without premium or penalty, but subject to reimbursement of funding losses with respect to prepayment of Eurodollar Rate Loans.

The proceeds of the loans made under the Second Amended and Restated Credit Agreement may be used by the Company for working capital, capital expenditures, share repurchases, and other lawful corporate purposes (including repayment of indebtedness and to fund the Rice Acquisition).

The Second Amended and Restated Credit Agreement contains certain representations and warranties and various affirmative and negative covenants and events of default, including (i) a restriction on the ability of the Company or certain of its subsidiaries to incur or permit liens on assets, subject to certain significant exceptions, (ii) the establishment of a maximum ratio of consolidated debt to total capital of the Company and its subsidiaries that are subject to the restrictions of the Second Amended and Restated Credit Agreement such that consolidated debt shall at no time exceed 65% of total capital, (iii) a limitation on certain changes to the Company’s business, and (iv) certain restrictions related to mergers or acquisitions.

The foregoing description of the Second Amended and Restated Credit Agreement does not purport to be a complete statement of the parties’ rights and obligations under the Second Amended and Restated Credit Agreement and the transactions contemplated by the Second Amended and Restated Credit Agreement and is qualified in its entirety by reference to the full text of the Second Amended and Restated Credit Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated in this Item 1.01 by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above is incorporated by reference in its entirety.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice Energy Inc.’s (Rice) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to our acquisition and integration of acquired businesses and assets; the cost of defending our intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the Securities and Exchange Commission (the SEC) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, on July 27, 2017, EQT filed with the SEC a registration statement on Form S-4 that contains a preliminary joint proxy statement of EQT and Rice and also constitutes a preliminary prospectus of EQT. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of EQT and the stockholders of Rice. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus of EQT and Rice filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1

Second Amended and Restated Credit Agreement, dated as of July 31, 2017, by and among the Company, PNC Bank, National Association, as Administrative Agent, Swing Line Lender and an L/C Issuer and the other lenders party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION

Dated: August 3, 2017	By:	/s/ Robert J. McNally
	Name:	Robert J. McNally
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1

Second Amended and Restated Credit Agreement, dated as of July 31, 2017, by and among the Company, PNC Bank, National Association, as Administrative Agent, Swing Line Lender and an L/C Issuer and the other lenders party thereto.